SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

Schedule TO/A
Tender Offer Statement under Section
14(d)(1) or 13(e)(1) of the Securities Exchange Act of 1934
(Amendment No. 2)

Torch Energy Royalty Trust
(Name of Subject Company (Issuer))

Trust Venture Company, LLC
Trust Acquisition Company, LLC
Silver Point Capital, L.P.
Edward A. Mulé
Robert J. O’Shea
(Name of Filing Persons (Offerors))

Units of Beneficial Interest
(Title of Class of Securities)

891013104
(CUSIP Number of Class of Securities)

Frederick H. Fogel, Esq.
Trust Venture Company, LLC
Two Greenwich Plaza, First Floor
Greenwich, Connecticut 06830
Telephone ((203) 542-4208)
(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications on Behalf of Filing Persons)

Copy to:

Timothy S. Taylor
Baker Botts L.L.P.
910 Louisiana Street
Houston, Texas 77002-4995
(713) 229-1234

CALCULATION OF FILING FEE

Amount of
Transaction Valuation(1)	Filing Fee(2)
$68,346,300	$2,098.24

(1)	Estimated solely for the purpose of calculating the fee in accordance with Rule 0-11 of the Securities Exchange Act of 1934.

(2)	The amount of the filing fee is calculated by multiplying the transaction value (the product of 8,284,400 units of beneficial interest of Torch Energy Royalty Trust at a price of $8.25 per unit) by 0.00003070.

☑	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: $2,034.65	Filing Party: Trust Venture Company, LLC
Form of Registration No.: SC TO-T	Date Filed: May 10, 2007
☐ Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.
Check the appropriate boxes below to designate any transactions to which the statement relates:
☑ third-party tender offer subject to Rule 14d-1
☐ issuer tender offer subject to Rule 13e-4
☐ going-private transaction subject to Rule 13e-3
☐ amendment to Schedule 13D under Rule 13d-2
Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐

SCHEDULE TO
     This Amendment No. 2 amends and supplements the Tender Offer Statement on Schedule TO filed with the Securities and Exchange Commission on May 10, 2007 (as amended, the “Schedule TO”), and amended on May 29, 2007 by Amendment No. 1 thereto, on behalf of Trust Venture Company, LLC, a Delaware limited liability company (the “Offeror”), Trust Acquisition Company, LLC, a Delaware limited liability company, Silver Point Capital, L.P., a Delaware limited partnership, Edward A. Mulé and Robert J. O’Shea, relating to the offer by the Offeror to purchase any and all units of beneficial interest (the “Units”) of Torch Energy Royalty Trust, a Delaware statutory trust, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated May 10, 2007, as amended and supplemented by Amendment No. 1 to Schedule TO (the “Offer to Purchase”), and in the related Letter of Transmittal, dated May 10, 2007, including the Instructions thereto, as it may be supplemented or amended from time to time. Items not amended remain unchanged, and capitalized terms used herein and not otherwise defined have the respective meanings ascribed thereto in the Offer to Purchase.
     The Purchase Price has been increased from $8.00 per Unit to $8.25 per Unit, net to the seller in cash, without interest, and the Expiration Date of the Offer has been extended to 12:00 midnight, New York City time, on Thursday, June 28, 2007, unless further extended. The full text of the press release issued by the Offeror on June 8, 2007 announcing the increase in the Purchase Price and extension of the Expiration Date is filed herewith as Exhibit (a)(5)(iv). All references in the Offer to Purchase, the Letter of Transmittal, the Notice of Guaranteed Delivery, the Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees, and the Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees, to the Purchase Price of $8.00 per Unit are hereby amended and restated to refer to $8.25 per Unit, and all references in these forms to the Expiration Date of 12:00 midnight, New York City Time, June 7, 2007, are hereby amended and restated to refer to the Expiration Date of 12:00 midnight, New York City Time, June 28, 2007. Unitholders are NOT required to submit a new Letter of Transmittal to receive $8.25 per Unit. Any Units previously validly tendered and not withdrawn will receive the amended Purchase Price of $8.25 per Unit, if the Offer is consummated.
     As of the close of business on June 7, 2007, a total of approximately 1.6 million Units have been tendered and not withdrawn.
     As permitted by General Instruction F to Schedule TO, the information set forth in the Schedule TO, as amended by Amendment No. 1 and this Amendment No. 2, including all appendices, schedules, exhibits and annexes thereto, is hereby expressly incorporated by reference herein in response to Items 1 through 11 of this Amendment. You should read this Amendment No. 2 to Schedule TO together with the Schedule TO filed on May 10, 2007 and Amendment No. 1 thereto filed on May 29, 2007.

ITEM 12. EXHIBITS
Item 12 of the Schedule TO is hereby amended and supplemented by the addition of Exhibits (a)(5)(ii) and (a)(5)(iv) and, as so amended, is restated as follows:

Exhibit
Number	Description

(a)(1)(i)	Offer to Purchase, dated May 10, 2007.*

(a)(1)(ii)	Letter of Transmittal.*

(a)(1)(iii)	Notice of Guaranteed Delivery.*

(a)(1)(iv)	Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.*

(a)(1)(v)	Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.*

(a)(1)(vi)	Guidelines for Certification of Taxpayer Identification Number.*

(a)(5)(i)	Summary Advertisement of the Offeror, dated May 10, 2007.*

(a)(5)(ii)	Press Release announcing the commencement of the Offer issued by the Offeror on May 10, 2007.*

(a)(5)(iii)	Solicitation Letter from the Offeror to holders of Units dated June 8, 2007 (filed herewith).

(a)(5)(iv)	Press Release announcing the extension of the Offer issued by the Offeror on June 8, 2007 (filed herewith).

(b)	None

(d)	None

(g)	None

(h)	None

*Previously filed

SIGNATURE
     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
Dated: June 8, 2007

TRUST VENTURE COMPANY, LLC
By:	Trust Acquisition Company, LLC, sole
manager

By:	Silver Point Capital, L.P., its
manager

By:	Silver Point Capital
Management, LLC, its General
Partner

By:	/s/ Richard Petrilli
	Name:	Richard Petrilli
	Title:	Authorized Signatory

TRUST ACQUISITION COMPANY, LLC
By:	Silver Point Capital, L.P., its manager

By:	Silver Point Capital Management, LLC,
its General Partner

By:	/s/ Richard Petrilli
	Name:	Richard Petrilli
	Title:	Authorized Signatory

SILVER POINT CAPITAL, L.P.
	By:	Silver Point Capital Management, LLC,
its General Partner

	By:	/s/ Richard Petrilli
		Name:	Richard Petrilli
		Title:	Authorized Signatory

EDWARD A. MULÉ
By:	/s/ Edward A. Mulé
Name: Edward A. Mulé, individually

ROBERT J. O’SHEA
By:	/s/ Robert J. O’Shea
Name: Robert J. O’Shea, individually

EXHIBIT INDEX

Exhibit
Number	Description

(a)(1)(i)	Offer to Purchase, dated May 10, 2007.*

(a)(1)(ii)	Letter of Transmittal.*

(a)(1)(iii)	Notice of Guaranteed Delivery.*

(a)(1)(iv)	Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.*

(a)(1)(v)	Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.*

(a)(1)(vi)	Guidelines for Certification of Taxpayer Identification Number.*

(a)(5)(i)	Summary Advertisement of the Offeror, dated May 10, 2007.*

(a)(5)(ii)	Press Release announcing the commencement of the Offer issued by the Offeror on May 10, 2007.*

(a)(5)(iii)	Solicitation Letter from the Offeror to holders of Units dated June 8, 2007 (filed herewith).

(a)(5)(iv)	Press Release announcing the extension of the Offer issued by the Offeror on June 8, 2007 (filed herewith).

(b)	None

(d)	None

(g)	None

(h)	None

*Previously filed

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